United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale announces share buy-back program
Rio de Janeiro, June30, 2011 – Vale SA (Vale) announces that its Board of Directors has approved today a proposal from the Executive Board to establish a share buy-back program for common and preferred class A shares and their respective American Depositary Receipts. The buyback is limited to a maximum of US$ 3.0 billion. The shares repurchased by Vale will be cancelled after the expiration of the program.
The program includes the buyback of up to 84,814,902 common shares and 102,231,122 preferred shares, representing up to 5.9% of the total number of shares outstanding (free float), based on the shareholding position of May 31, 2011. The program will be executed during a period involving up to 180 days, extended from May 31, 2011 to November 25, 2011.
The strong cash flow and the positive outlook for our operational and financial performance give support to the financing of a large volume of investments, focused on the exploitation of multiple organic growth opportunities and anchored in rigorous discipline in capital allocation, allowing Vale to maintain simultaneously a healthy balance sheet, with a low-risk debt portfolio. The share repurchase is an important tool for returning capital to shareholders, helping to improve the capital allocation and hence maximizing shareholders’ value.
The buy-back program complies with Brazilian capital markets regulation and it will be executed on stock exchanges at market prices through the following financial institutions:

a) Bradesco S.A. CTVM – 72 (Matriz), Avenida Paulista, 1450 — 7° andar, São Paulo/SP, CEP: 01310-100,
b) Itaú CV S.A. – 114 (Matriz), Avenida Brigadeiro Faria Lima, 3400 — 10° andar, São Paulo/SP, 04538-132
c) Ágora CTVM S.A. – 39 (Matriz), Praia de Botafogo, 300 — 6° andar, Rio de Janeiro/RJ, CEP: 22250-040
d) Fator S.A. CV – 131 (Matriz), Rua Doutor Renato Paes de Barros, 1017 — 11° e 12° andares, São Paulo/SP, CEP: 04530-001
e) Credit Suisse Brasil S.A. CTVM – 45 (Matriz), Avenida Brigadeiro Faria Lima 3064, 13º andar, São Paulo/SP, CEP: 01451-000
f) Santander CCVM S.A. – 27 (Matriz), Avenida Presidente Juscelino Kubitschek, 2041, 2235 — 24º andar, São Paulo/SP, CEP: 04543-011
g) J. P. Morgan CCVM S.A. – 16 (Matriz), Avenida Brigadeiro Faria Lima 3729, 13º andar, São Paulo/SP, CEP: 04538-905

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: June 30, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations